SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the six months ended June 30, 2007

AEGON N.V.

(Translation of registrant’s name into English)

AEGONplein 50

P.O. Box 85

2501 CB The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

The financial statements, notes thereto and Operating and Financial Review and Prospects of AEGON N.V. listed below are attached hereto as Exhibit 99.1. Such financial statements and discussion and analysis are incorporated by reference herein and in AEGON’s Registration Statements under the Securities Act of 1933 on Form F-3 (Nos 33-27604, 33-80246, 333-11458, 33-105463 and 333-106497) and on Form S-8 (Nos 33-89814, 333-7040, 333-8500, 333-123986, 333-129661, 333-129662, 333-132837, 333-132839, 333-132841, 333-138210, 33-144174 and 333-144175).

In the second quarter of 2007, AEGON N.V. changed the accounting principles it uses to value minimum interest rate guarantees related to insurance products offered by AEGON The Netherlands, including group pension contracts and traditional products. Starting with the second quarter of 2007, AEGON The Netherlands values the guarantees at fair value. Changes in the fair value are recognized in AEGON’s income statements. Prior to the second quarter of 2007, these guarantees were valued applying a corridor approach for the group pension contracts. Changes in the provision, if outside the corridor, were reflected in the income statements. The guarantees embedded in traditional products were not valued explicitly, but were considered in the liability adequacy test. In accordance with International Accounting Standard No. 8, Accounting Policies, Changes in Accounting Estimates and Errors, AEGON has applied the change in accounting principle retrospectively and has adjusted all affected figures for each period presented to reflect the new accounting principle.

In addition AEGON N.V. also changed its reportable segments in 2007. Until January 1, 2007, AEGON’s secondary segment information was based on product characteristics. Starting in 2007, AEGON reports its secondary segment information based on lines of business. The 2006 information included in this report has been adjusted to reflect the retrospective application of the change in accounting principles.

Item 1:	Financial Statements

Condensed Consolidated Balance Sheets at June 30, 2007 and December 31, 2006

Condensed Consolidated Income Statements for the six months ended June 30, 2007 and June 30, 2006

Condensed Consolidated Cash Flow Statements for the six months ended June 30, 2007 and June 30, 2006

Condensed Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2007 and June 30, 2006

Notes to the Condensed Consolidated Financial Statements

Item 2:	Operating and Financial Review and Prospects

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date:	September 26, 2007

/s/ Ruurd A. van den Berg
Ruurd A. van den Berg
Executive Vice President
Group Finance & Information

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